Valles US Treasuries ltd.
112 East Fairmont Drive
Tempe, Arizona 85282

VIA EDGAR

June 13, 2019

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20002
Attn: Samantha Brutlag

Re: Valles US Treasuries ltd.
Form 10-12G
SEC File No. 000-56053
Request for Withdrawal

Dear Ms. Brutlag:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Securities Act"), Valles US Treasuries ltd. (the "Registrant") hereby requests that the above-referenced Form 10-12G (the "Registration Statement"), No. 000-56053, filed with the Commission on May 9, 2019, be withdrawn effective immediately. The grounds upon which the Registrant is making this application for withdrawal are that the Registrant used the incorrect form to register a new open-end mutual fund. The Registration Statement has not been declared effective and no securities have been sold in connection with it.

If you should have any questions regarding this application, please contact Angel M. Valles at 480-526-0415.

Sincerely,

Valles US Treasuries ltd.

By: /s/ Angel Michel Valles

Angel Michel Valles
CEO